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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____ )*

FOXHOLLOW TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
35166A103
(CUSIP Number)
Kevin M. Klemz
Vice President, Secretary and Chief Legal Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000

Copy to:

Bruce A. Machmeier, Esq.
Amy E. Culbert, Esq.
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street
3300 Plaza VII Building
Minneapolis, Minnesota 55402
(612) 607-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35166A103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: ev3 Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
32-0138874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,665,545 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,665,545 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)     Includes 319,976 shares of common stock issuable upon exercise of stock options within 60 days of July 25, 2007. Beneficial ownership of the common stock referred to herein is being reported hereunder solely because ev3 Inc. may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 4 and 5 hereof and the irrevocable proxies contained therein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ev3 that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by ev3.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”). The address of the principal executive offices of FoxHollow is 740 Bay Road, Redwood City, California 94063-2469.
Item 2. Identity and Background.
This statement is being filed by ev3 Inc., a Delaware corporation (“ev3”). ev3 is a medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. ev3’s principal business address is 9600 54th Avenue North,
Plymouth, Minnesota 55442.
Set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference, is the name of each of the directors and executive officers of ev3 along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to ev3’s knowledge. Schedule A also contains the name, place of organization, principal business and address of principal offices of a principal stockholder of ev3 who by virtue of its ownership of ev3’s outstanding common stock may be deemed to be a controlling person of ev3.
During the last five years, neither ev3 nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ev3 nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As more fully described in Item 4 hereof, each of Merck & Co., Inc. and certain of the directors and officers of FoxHollow (each a “Stockholder” and together, the “Stockholders”), who collectively are the record and/or beneficial owners of an aggregate of 9,665,545 shares of FoxHollow’s common stock, including 319,976 shares of common stock issuable upon exercise of options within 60 days of July 25, 2007, (the “Subject Shares”), has entered into a Voting Agreement (as defined in Item 4) with ev3. Any beneficial ownership of ev3 in the Subject Shares that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds.
Each Stockholder entered into a Voting Agreement as an inducement for ev3 to enter into the Merger Agreement (as defined and described in Item 4). For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. Copies of the Voting Agreements are filed as Exhibit 99.3 and Exhibit 99.4 to this Schedule 13D and are incorporated herein by reference.
Item 4. Purpose of Transaction.

(a) – (b)	As stated above in Item 3, the Voting Agreements were entered into as an inducement for ev3’s entering into the Merger Agreement, as described below.
Agreement and Plan of Merger
On July 21, 2007, ev3 entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FoxHollow and Foreigner Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of ev3 (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into FoxHollow (the “Merger”), with FoxHollow continuing as the surviving company and a direct wholly-owned subsidiary of ev3 following the transaction.
Subject to the terms and conditions of the Merger Agreement, at the effective time of and as a result of the Merger, each share of common stock of FoxHollow issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.45 shares of ev3 common stock and $2.75 in cash. Alternatively, FoxHollow stockholders may elect to receive either $25.92 in cash or 1.62 shares of ev3 common stock for each share of FoxHollow common stock by making an all-cash or an all-stock election, respectively. Cash and stock elections are subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. As a result, a FoxHollow stockholder making an all-cash or all-stock election may receive a prorated amount of cash and ev3 common stock. ev3 expects to issue in the aggregate approximately 43.7 million shares of ev3 common stock and pay approximately $82.8 million in cash to FoxHollow stockholders in the Merger.
In addition, at the effective time and as a result of the Merger, all outstanding options to purchase shares of FoxHollow common stock and other equity awards based on FoxHollow common stock, which are outstanding immediately prior to the effective time of the Merger and whether or not then exercisable or vested, will be converted into and become, respectively, options to purchase shares of ev3 common stock and with respect to all other FoxHollow equity awards, awards based on shares of ev3 common stock, in each case, on terms substantially identical to those in effect prior to the effective time of the Merger, except for adjustments to the underlying number of shares and the exercise price based on an exchange ratio reflected in the merger consideration and other adjustments as provided in the Merger Agreement.
Consummation of the Merger is subject to a number of customary conditions, including, but not limited to (i) the approval of the Merger Agreement by the stockholders of FoxHollow, (ii) the effectiveness of a Form S-4 registration statement to be filed by ev3 with the Securities and Exchange Commission to register the shares of ev3 common stock to be issued in connection with the Merger, which will contain an information/proxy statement–prospectus and (iii) receipt of the requisite regulatory approvals of the Merger by the applicable regulatory agencies, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.
Amendment, Waiver, Consent and Assumption Agreement
Concurrently and in connection with the execution of the Merger Agreement, Merck & Co, Inc. (“Merck”), FoxHollow and ev3 entered into an Amendment, Waiver, Consent and Assumption Agreement (the “Amendment, Waiver, Consent and Assumption Agreement”). Under the terms of the agreement, Merck waived certain rights to terminate the Amended and Restated Collaboration and License Agreement dated September 26, 2006 between FoxHollow and Merck (the “Amended Collaboration Agreement”), amended the Amended Collaboration Agreement, consented to the Merger Agreement and Merger and amended the Registration Rights Agreement and Stock Purchase Agreement both dated September 26, 2006 between Merck and FoxHollow (respectively, the “Registration Rights Agreement” and “Stock Purchase Agreement”) and ev3 agreed to cause FoxHollow to continue to perform under the Amended Collaboration Agreement and assumed certain of FoxHollow’s obligations under the Amended Collaboration Agreement and Stock Purchase Agreement.
Pursuant to the Amendment, Waiver, Consent and Assumption Agreement, among other things:
(i) Merck agreed effective upon the closing of the Merger to waive any right to terminate the Amended and Restated Collaboration and License Agreement as a result of the Merger;
(ii) the parties agreed to exclude FoxHollow’s current Chief Executive Officer’s departure as a corporate officer from the events triggering Merck’s ability to terminate the Amended and Restated Collaboration and License Agreement, but retained such right in the event he is no longer on the board of directors, except in the event of death or disability;
(iii) ev3 agreed to cause FoxHollow to continue to perform under the Amended and Restated Collaboration and License Agreement and directly assumed the exclusivity obligations of the Amended and Restated Collaboration and License Agreement;
(iv) Merck agreed to terminate certain rights under the Stock Purchase Agreement including its board approval rights over certain corporate actions as well as its anti-dilution rights.
(v) ev3 agreed to assume certain obligations of FoxHollow under the Stock Purchase Agreement, including FoxHollow’s obligation to honor Merck’s right of first offer to purchase additional securities to maintain its pro rata ownership;
(vi) the parties agreed that upon completion of the Merger, Richard N. Kender will be appointed to ev3’s board of directors as a representative of Merck and will be considered one of FoxHollow’s four directors to be part of ev3’s board following the Merger; and

(vii) in exchange for receiving registered shares of ev3’s common stock in the Merger, Merck has also agreed to terminate the Registration Rights Agreement.
Voting Agreements
Concurrently and in connection with the execution of the Merger Agreement, Merck and certain of FoxHollow’s directors and officers, who collectively hold approximately 32.3% (including 319,976 shares of common stock issuable upon exercise of stock options within 60 days of July 25, 2007) of the outstanding shares of FoxHollow common stock as of the close of business on July 20, 2007, entered into a voting agreement with ev3 (the “Voting Agreements”), pursuant to which each Stockholder agreed to vote its shares of FoxHollow common stock in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against certain transactions or certain actions that would delay, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement. In addition, the Stockholders granted ev3 an irrevocable proxy to vote their FoxHollow common stock as indicated above. Schedule B to this Schedule 13D sets forth a list of the Stockholders who executed a Voting Agreement.
Except as permitted under Rule 144 of the Securities Act of 1933, as amended, the Stockholders agreed to not transfer any FoxHollow common stock owned, subject any FoxHollow common stock owned to any pledges, liens or other encumbrances or arrangements or grant any proxies or powers of attorney with respect to any FoxHollow common stock in contravention of the obligations under the Voting Agreements. The Voting Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.
The foregoing summary of the transactions contemplated by the Merger Agreement, Amendment, Waiver, Consent and Assumption Agreement and Voting Agreements is qualified in its entirety by reference to the copies of the Merger Agreement, Amendment, Waiver, Consent and Assumption Agreement and Voting Agreements included in Exhibits 99.1, 99.2, 99.3 and 99.4 to this Schedule 13D and incorporated herein in their entirety by reference.
(c)	Not applicable.

(d)	It is anticipated that, upon consummation of the Merger, the directors and officers of Merger Sub immediately prior to the Merger shall be the initial directors and officers of FoxHollow, until the earlier of their resignation or removal or otherwise ceasing to be a director or officer or until their respective successors are duly elected and qualified, as the case may be.

(e)	Other than as a result of the Merger described above, not applicable.

(f)	Upon consummation of the Merger, FoxHollow will become a wholly owned subsidiary of ev3.

(g)	The Certificate of Incorporation of Merger Sub as in effect immediately prior the effective time of the Merger shall be the Certificate of Incorporation of FoxHollow at the effective time of the Merger by virtue of the Merger until thereafter changed or amended in accordance with such Certificate of Incorporation or by applicable law. The Bylaws of Merger Sub as in effect immediately prior the effective time of the Merger shall be the Bylaws of FoxHollow at the effective time of the Merger by virtue of the Merger until thereafter changed or amended as provided in accordance with such Bylaws or by applicable law.

(h) – (i)	If the Merger is consummated as planned, FoxHollow common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.
(j)	Other than as described above, neither ev3, nor to ev3’s knowledge, any of the individuals or entities named in Schedule A to this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although they reserve the right to develop such plans).
Item 5. Interest in Securities of the Issuer.

(a) – (b)	Immediately prior to the execution of the Voting Agreements, ev3 did not beneficially own any FoxHollow common stock. As a result of the Voting Agreements and irrevocable proxies contained therein, ev3 may be deemed to have shared power to vote an aggregate of 9,665,545 shares of FoxHollow common stock, including 319,976 shares of common stock issuable upon exercise of options within 60 days of July 25, 2007, for the limited purpose of voting in favor of approval of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. The Stockholders retained the right to vote their shares of FoxHollow common stock on all matters other than those identified in the Voting Agreements. The Subject Shares constitute approximately 32.3% (including 319,976 shares of common stock issuable upon exercise of stock options within 60 days of July 25, 2007) of the issued and outstanding shares of FoxHollow’s common stock as of July 20, 2007. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached to this Schedule 13D as Exhibit 99.3 and Exhibit 99.4.
To the knowledge of ev3, no shares of FoxHollow common stock are beneficially owned by any of the individuals or entities named in Schedule A to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ev3 that it is the beneficial owner of any of the FoxHollow common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Neither ev3, nor, to the knowledge of ev3, any of the individuals or entities named in Schedule A to this Schedule 13D, has effected any transaction in FoxHollow’s common stock during the past 60 days, except as disclosed herein.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than the Merger Agreement, the Amendment, Waiver, Consent and Assumption Agreement and the Voting Agreements, to the best knowledge of ev3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among ev3 and the persons or entities identified in Item 2 and between such person or entity and any person or entity with respect to any securities of FoxHollow, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Description	Method of Filing
99.1	Agreement and Plan of Merger dated as of July 21, 2007 by and among ev3 Inc., Foreigner Merger Sub, Inc. and FoxHollow Technologies, Inc.	Incorporated by reference to Exhibit 2.1 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.2	Amendment, Waiver, Consent and Assumption Agreement dated as of July 21, 2007 by and among Merck & Co., Inc., FoxHollow Technologies, Inc. and ev3 Inc.	Incorporated by reference to Exhibit 10.3 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.3	Voting Agreement dated as of July 21, 2007 by and between Merck & Co., Inc. and ev3 Inc.	Incorporated by reference to Exhibit 10.1 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.4	Form of Voting Agreement dated as of July 21, 2007 by and between certain of the officers and directors of FoxHollow and ev3 Inc.	Incorporated by reference to Exhibit 10.2 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007	ev3 Inc.

	By: Name:	/s/ Kevin M. Klemz Kevin M. Klemz
	Title:	Vice President, Secretary and Chief Legal Officer

SCHEDULE 13D
Exhibit Index

Exhibit
No.	Description	Method of Filing
99.1	Agreement and Plan of Merger dated as of July 21, 2007 by and among ev3 Inc., Foreigner Merger Sub, Inc. and FoxHollow Technologies, Inc.	Incorporated by reference to Exhibit 2.1 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.2	Amendment, Waiver, Consent and Assumption Agreement dated as of July 21, 2007 by and among Merck & Co., Inc., FoxHollow Technologies, Inc. and ev3 Inc.	Incorporated by reference to Exhibit 10.3 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.3	Voting Agreement dated as of July 21, 2007 by and between Merck & Co., Inc. and ev3 Inc.	Incorporated by reference to Exhibit 10.1 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

99.4	Form of Voting Agreement dated as of July 21, 2007 by and between certain of the officers and directors of FoxHollow and ev3 Inc.	Incorporated by reference to Exhibit 10.2 to ev3’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 23 2007 (File No. 0-51348)

Schedule A
The name, present principal occupation or employment and country of citizenship of each director and executive officer of ev3 is set forth below. In addition, the name, place of organization, principal business, and address of the principal office of a principal stockholder of ev3 who by virtue of its ownership of ev3 common stock may be deemed to be a controlling person of ev3 are set forth below.
Directors of ev3 Inc.

Name/Present Principal		Country of
Occupation or Employment	Business Address	Citizenship
John K. Bakewell Executive Vice President and Chief Financial Officer of Wright Medical Group, Inc.	Wright Medical Group, Inc. 5677 Airline Road Arlington, TN 38002	U.S.

James M. Corbett President and Chief Executive Officer of ev3 Inc.	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Richard B. Emmitt General Partner of The Vertical Group, L.P.	The Vertical Group, L.P. 25 DeForest Ave. Summit, NJ 07901	U.S.

Douglas W. Kohrs President and Chief Executive Officer of Tornier B.V.	Tornier Inc. 7716 Golden Triangle Drive Eden Prairie, MN 55344	U.S.

Daniel J. Levangie President, Surgical Products Division, Executive Vice President and Director of Cytyc Corporation	Cytyc Corporation 250 Campus Drive Marlborough, MA 01752	U.S.

Dale A. Spencer Private Investor and Independent Consultant to ev3 Inc.	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Thomas E. Timbie President of Timbie & Company, LLC	Timbie & Company, LLC 4340 Blue Heron Drive Ponte Vedra Beach, FL 32082	U.S.

Elizabeth H. Weatherman Managing Director of Warburg Pincus LLC	Warburg Pincus LLC 466 Lexington Avenue New York, New York 10017	U.S.

Executive Officers of ev3 Inc. Who Are Not Directors

Name/Present Principal		Country of
Occupation or Employment	Business Address	Citizenship
Stacey Enxing Seng President, Cardio Peripheral Division	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Pascal E.R. Girin President, International	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	France

Matthew Jenusaitis President, Neurovascular Division	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Kevin M. Klemz Vice President, Secretary and Chief Legal Officer	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Gregory Morrison Vice President, Human Resources	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Michael D. Ritchey Vice President, Corporate Marketing	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.

Patrick D. Spangler Chief Financial Officer and Treasurer	ev3 Inc. 9600 54th Avenue North Plymouth, Minnesota 55442	U.S.
Principal Stockholder

Name/Present Principal		Country of
Occupation or Employment	Business Address	Organization
Warburg Pincus Equity Partners, L.P.*	Warburg Pincus Equity Partners, L.P. 466 Lexington Avenue New York, New York 10017	U.S.

*  The shares owned by Warburg Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), include shares owned directly by WPEP and beneficially owned by two affiliated partnerships. Warburg Pincus Partners LLC (“WPP LLC”), a New York limited liability company, is the sole general partner of WPEP. WPP LLC is managed by Warburg Pincus & Co. (“WP”), a New York general partnership. WPEP is managed by Warburg Pincus LLC (“WP LLC”), a New York limited liability company. WPEP, WPP LLC, WP and WP LLC are each referred to as a “Warburg Pincus Entity” and are collectively referred to as the “Warburg Pincus Entities”. Each Warburg Pincus Entity shares with the other Warburg Pincus Entities the voting and investment control of all of the shares of common stock such Warburg Pincus Entity may be deemed to beneficially own. Charles R. Kaye and Joseph P. Landy are each managing general partners of WP and co-presidents and managing members of WP LLC and may be deemed to control the Warburg Pincus Entities. Each of these individuals disclaims beneficial ownership of the shares of common stock of ev3, Inc. that the Warburg Pincus Entities may be deemed to beneficially own. The address of the principal business and principal office of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.
     The principal business of WPEP is making private equity and related investments. The principal business of WPP LLC is acting as general partner to certain private equity funds, including WPEP. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is managing certain private equity funds, including WPEP. The principal business of each of Mr. Kaye and Mr. Landy is acting as a managing general partner of WP and co-president and managing member of WP LLC.
     Set forth on Annex A hereto is a list of the general partners of WP and the members of WP LLC as well as their principal occupations.

Annex A
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE WARBURG PINCUS ENTITIES
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
David W. Dorman	Partner of WP; Member and Senior Advisor of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Julie A. Johnson Staples	Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Sidney Lapidus	Partner of WP; Member and Senior Advisor of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Philip Mintz	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Member and Managing Director of WP LLC
Stan Raatz	Partner of WP; Member and Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
WP & Co. Partners, L.P.**

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP, AND POSITIONS
NAME	WITH THE WARBURG PINCUS ENTITIES
Warburg Pincus Principal Partnership, L.P.***
Warburg Pincus Real Estate Principal Partnership, L.P.***
Warburg Pincus 2006 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Stephen John Coates (2)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
David W. Dorman	Member and Senior Advisor of WP LLC; Partner of WP
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
E. Davisson Hardman	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Julie A. Johnson Staples	Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (3)	Member and Managing Director of WP LLC
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Sidney Lapidus	Member and Senior Advisor of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
Jeff Leng (1)	Member and Managing Director of WP LLC
David Li (1)	Member and Managing Director of WP LLC
Nicholas J. Lowcock (2)	Member and Managing Director of WP LLC
Niten Malhan (3)	Member and Managing Director of WP LLC
Philip Mintz	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Michael F. Profenius	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (3)	Member and Managing Director of WP LLC
Stan Raatz	Member and Managing Director of WP LLC; Partner of WP
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (4)	Member and Managing Director of WP LLC
John Shearburn	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION
TO POSITION WITH WP LLC, AND POSITIONS
NAME	WITH THE REPORTING ENTITIES
Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (2)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (2)	Member and Managing Director of WP LLC
Jeremy S. Young (2)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of India

(4)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC
As of July 1, 2007

Schedule B
Stockholders Executing a Voting Agreement

Director and Officer	John Simpson
Simpson Family Trust
JD Simpson Trust No. 2
FoxHollow, L.P.
John Bush Simpson Annuity Trust
Rita Lynn Simpson Annuity Trust
John Bush Simpson Annuity Trust 2
Rita Lynn Simpson Annuity Trust 2
John Bush Simpson Annuity Trust 3
Rita Lynn Simpson Annuity Trust 3
Spouse

Director	Richard Kender

Director	Myrtle Potter

Director	Tomoaki Hinohara Hinohara Trust Hinohara Assoc. L.P.

Director	Jeffrey Child

Director	Michael Hunt

Officer	Matthew Ferguson

Officer	Douglas Rohlen

Officer	Ronald Songer

Officer	Daniel Lerner, M.D.

Officer	Michael Ennen

Officer	Kevin Cordell

10% Stockholder	Merck & Co., Inc.